EXHIBIT 12.1

TEXTRON INC.
MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Three Months Ended April 3, 2010
Fixed charges:
Interest expense*	$46
Estimated interest portion of rents	8
Total fixed charges	$54

Income:
Income from continuing operations before income taxes	$11
Fixed charges	54
Dividends received from Finance group	125
Capital contributions paid to Finance group under Support Agreement	(75)
Eliminate pretax loss of Finance group	60
Adjusted income	$175

Ratio of income to fixed charges	3.24

*	Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.